UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

NTELOS Holdings Corp.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

67020Q107

(CUSIP Number)

Michael Bertisch
Quadrangle Group LLC
375 Park Avenue
New York, New York 10152
(212) 418-1700

 (Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

September 25, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [X]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 67020Q107
1.	Name of Reporting Person
Quadrangle GP Investors LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)	[ ]
(b)	[X]
3.	SEC Use Only
4.	Source of Funds (See Instructions) NA
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization Delaware
Number of Shares Bene-ficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 5,777,880 (1)(2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 5,777,880 (1)(2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,777,880 (1)(2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [X]
13.	Percent of Class Represented by Amount in Row (11) 13.8%*
14.	Type of Reporting Person (See Instructions) OO

 * Based on 42,019,476 shares of common stock, par value $0.01 per share (“Common Stock”), of NTELOS Holdings Corp. (the “Issuer”) outstanding as of July 31, 2007, as disclosed in the Issuer’s last Quarterly Report on Form 10-Q, dated August 2, 2007.

(1)

Consists of Common Stock held by Quadrangle Capital Partners LP, Quadrangle Select Partners LP and Quadrangle Capital Partners-A LP (collectively, the “QCP Funds”).  Quadrangle GP Investors LLC is the general partner of Quadrangle GP Investors LP, which is the general partner of each of the QCP Funds.

(2)

Excludes Common Stock held by Citigroup Venture Capital Equity Partners, L.P., CVC/SSB Employee Fund, L.P. and CVC Executive Fund LLC (collectively, the “CVC Entities”) and Quadrangle NTELOS Holdings II LP.   See Item 4 of this Schedule 13D for a description of the Amended and Restated Shareholders Agreement, dated as of February 13, 2006 (the “Shareholders Agreement”), by and among the Issuer, certain other shareholders of the Issuer, the QCP Funds and, pursuant to a joinder agreement dated as of October 1, 2007, Quadrangle NTELOS Holdings II LP.  The Reporting Persons (as defined in Item 2 of this Schedule 13D)  may be deemed to collectively beneficially own 19.1% of the Common Stock, and the Reporting Persons and the CVC Entities may be deemed to collectively beneficially own 26.9% of the Common Stock.

CUSIP No. 67020Q107
1.	Name of Reporting Person
Quadrangle GP Investors LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)	[ ]
(b)	[X]
3.	SEC Use Only
4.	Source of Funds (See Instructions) NA
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization Delaware
Number of Shares Bene-ficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 5,777,880 (1)(2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 5,777,880 (1)(2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,777,880 (1)(2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [X]
13.	Percent of Class Represented by Amount in Row (11) 13.8%*
14.	Type of Reporting Person (See Instructions) PN

 * Based on 42,019,476 shares of Common Stock outstanding as of July 31, 2007, as disclosed in the Issuer’s last Quarterly Report on Form 10-Q, dated August 2, 2007.

(1)

Consists of Common Stock held by the QCP Funds.  Quadrangle GP Investors LLC is the general partner of Quadrangle GP Investors LP, which is the general partner of each of the QCP Funds.

(2)

Excludes Common Stock held by the CVC Entities and Quadrangle NTELOS Holdings II LP.   See Item 4 of this Schedule 13D for a description of the Shareholders Agreement.  The Reporting Persons may be deemed to collectively beneficially own 19.1% of the Common Stock, and the Reporting Persons and the CVC Entities may be deemed to collectively beneficially own 26.9% of the Common Stock.

CUSIP No. 67020Q107
1.	Name of Reporting Person
Quadrangle Capital Partners LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[X]
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization Delaware
Number of Shares Bene-ficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 4,023,696 (1)(2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 4,023,696 (1)(2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,023,696 (1)(2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [X]
13.	Percent of Class Represented by Amount in Row (11) 9.6%*
14.	Type of Reporting Person (See Instructions) PN

* Based on 42,019,476 shares of Common Stock outstanding as of July 31, 2007, as disclosed in the Issuer’s last Quarterly Report on Form 10-Q, dated August 2, 2007.

(1)

Consists of Common Stock held by Quadrangle Capital Partners LP.

(2)

Excludes Common Stock held by the CVC Entities, Quadrangle NTELOS Holdings II LP, Quadrangle Select Partners LP and Quadrangle Capital Partners-A LP.   See Item 4 of this Schedule 13D for a description of the Shareholders Agreement.  The Reporting Persons may be deemed to collectively beneficially own 19.1% of the Common Stock, and the Reporting Persons and the CVC Entities may be deemed to collectively beneficially own 26.9% of the Common Stock.

CUSIP No. 67020Q107
1.	Name of Reporting Person
Quadrangle Select Partners LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[X]
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 219,857 (1)(2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 219,857 (1)(2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 219,857 (1)(2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [X]
13.	Percent of Class Represented by Amount in Row (11) 0.5%*
14.	Type of Reporting Person (See Instructions) PN

* Based on 42,019,476 shares of Common Stock outstanding as of July 31, 2007, as disclosed in the Issuer’s last Quarterly Report on Form 10-Q, dated August 2, 2007.

(1)

Consists of Common Stock held by Quadrangle Select Partners LP.

(2)

Excludes Common Stock held by the CVC Entities, Quadrangle NTELOS Holdings II LP, Quadrangle Capital Partners LP and Quadrangle Capital Partners-A LP.   See Item 4 of this Schedule 13D for a description of the Shareholders Agreement.  The Reporting Persons may be deemed to collectively beneficially own 19.1% of the Common Stock, and the Reporting Persons and the CVC Entities may be deemed to collectively beneficially own 26.9% of the Common Stock.

CUSIP No. 67020Q107
1.	Name of Reporting Person
Quadrangle Capital Partners-A LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[X]
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization Delaware
Number of Shares Bene-ficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,534,327 (1)(2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,534,327 (1)(2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,534,327 (1)(2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [X}
13.	Percent of Class Represented by Amount in Row (11) 3.7%*
14.	Type of Reporting Person (See Instructions) PN

* Based on 42,019,476 shares of Common Stock outstanding as of July 31, 2007, as disclosed in the Issuer’s last Quarterly Report on Form 10-Q, dated August 2, 2007.

(1)

Consists of Common Stock held by Quadrangle Capital Partners-A LP.

(2)  Excludes Common Stock held by the CVC Entities, Quadrangle NTELOS Holdings II LP, Quadrangle Capital Partners LP and Quadrangle Select Partners LP.   See Item 4 of this Schedule 13D for a description of the Shareholders Agreement.  The Reporting Persons may be deemed to collectively beneficially own 19.1% of the Common Stock, and the Reporting Persons and the CVC Entities may be deemed to collectively beneficially own 26.9% of the Common Stock.

CUSIP No. 67020Q107
1.	Name of Reporting Person
QCP GP Investors II LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[X]
3.	SEC Use Only
4.	Source of Funds (See Instructions) NA
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization Delaware
Number of Shares Bene-ficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 2,256,600 (1)(2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 2,256,600 (1)(2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,256,600 (1)(2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [X]
13.	Percent of Class Represented by Amount in Row (11) 5.4%*
14.	Type of Reporting Person (See Instructions) OO

  * Based on 42,019,476 shares of Common Stock outstanding as of July 31, 2007, as disclosed in the Issuer’s last Quarterly Report on Form 10-Q, dated August 2, 2007.

(1)

Consists of Common Stock held by Quadrangle NTELOS Holdings II LP.  QCP GP Investors II LLC is the general partner of Quadrangle GP Investors II LP, which is the general partner of each of Quadrangle (AIV2) Capital Partners II LP, Quadrangle (AIV2) Select Partners II LP and Quadrangle Capital Partners II-A LP (collectively, the “QCP II Funds”).  The QCP II Funds are managing members of Quadrangle NTELOS GP LLC, which is the general partner of Quadrangle NTELOS Holdings II LP.

(2)

Excludes Common Stock held by the CVC Entities and the QCP Funds.   See Item 4 of this Schedule 13D for a description of the Shareholders Agreement.  The Reporting Persons may be deemed to collectively beneficially own 19.1% of the Common Stock, and the Reporting Persons and the CVC Entities may be deemed to collectively beneficially own 26.9% of the Common Stock.

CUSIP No. 67020Q107
1.	Name of Reporting Person
Quadrangle GP Investors II LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[X]
3.	SEC Use Only
4.	Source of Funds (See Instructions) NA
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization Delaware
Number of Shares Bene-ficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 2,256,600 (1)(2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 2,256,600 (1)(2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,256,600 (1)(2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [X]
13.	Percent of Class Represented by Amount in Row (11) 5.4%*
14.	Type of Reporting Person (See Instructions) PN

  * Based on 42,019,476 shares of Common Stock outstanding as of July 31, 2007, as disclosed in the Issuer’s last Quarterly Report on Form 10-Q, dated August 2, 2007.

(1)

Consists of Common Stock held by Quadrangle NTELOS Holdings II LP.  Quadrangle GP Investors II LP is the general partner of each of the QCP II Funds.  The QCP II Funds are managing members of Quadrangle NTELOS GP LLC, which is the general partner of Quadrangle NTELOS Holdings II LP.

(2)

Excludes Common Stock held by the CVC Entities and the QCP Funds.   See Item 4 of this Schedule 13D for a description of the Shareholders Agreement.  The Reporting Persons may be deemed to collectively beneficially own 19.1% of the Common Stock, and the Reporting Persons and the CVC Entities may be deemed to collectively beneficially own 26.9% of the Common Stock.

CUSIP No. 67020Q107
1.	Name of Reporting Person
Quadrangle (AIV2) Capital Partners LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[X]
3.	SEC Use Only
4.	Source of Funds (See Instructions) NA
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization Delaware
Number of Shares Bene-ficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 2,256,600 (1)(2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 2,256,600 (1)(2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,256,600 (1)(2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [X]
13.	Percent of Class Represented by Amount in Row (11) 5.4%*
14.	Type of Reporting Person (See Instructions) PN

* Based on 42,019,476 shares of Common Stock outstanding as of July 31, 2007, as disclosed in the Issuer’s last Quarterly Report on Form 10-Q, dated August 2, 2007.

(1)

Consists of Common Stock held by Quadrangle NTELOS Holdings II LP.

(2)

Excludes Common Stock held by the CVC Entities and the QCP Funds.   See Item 4 of this Schedule 13D for a description of the Shareholders Agreement.  The Reporting Persons may be deemed to collectively beneficially own 19.1% of the Common Stock, and the Reporting Persons and the CVC Entities may be deemed to collectively beneficially own 26.9% of the Common Stock.

CUSIP No. 67020Q107
1.	Name of Reporting Person
Quadrangle (AIV2) Select Partners II LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[X]
3.	SEC Use Only
4.	Source of Funds (See Instructions) NA
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization Delaware
Number of Shares Bene-ficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 2,256,600 (1)(2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 2,256,600 (1)(2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,256,600 (1)(2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [X]
13.	Percent of Class Represented by Amount in Row (11) 5.4%*
14.	Type of Reporting Person (See Instructions) PN

* Based on 42,019,476 shares of Common Stock outstanding as of July 31, 2007, as disclosed in the Issuer’s last Quarterly Report on Form 10-Q, dated August 2, 2007.

(1)

Consists of Common Stock held by Quadrangle NTELOS Holdings II LP.

(2)

Excludes Common Stock held by the CVC Entities and the QCP Funds.   See Item 4 of this Schedule 13D for a description of the Shareholders Agreement.  The Reporting Persons may be deemed to collectively beneficially own 19.1% of the Common Stock, and the Reporting Persons and the CVC Entities may be deemed to collectively beneficially own 26.9% of the Common Stock.

CUSIP No. 67020Q107
1.	Name of Reporting Person
Quadrangle Capital Partners II-A LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[X]
3.	SEC Use Only
4.	Source of Funds (See Instructions) NA
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization Delaware
Number of Shares Bene-ficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 2,256,600 (1)(2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 2,256,600 (1)(2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,256,600 (1)(2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [X]
13.	Percent of Class Represented by Amount in Row (11) 5.4%*
14.	Type of Reporting Person (See Instructions) PN

* Based on 42,019,476 shares of Common Stock outstanding as of July 31, 2007, as disclosed in the Issuer’s last Quarterly Report on Form 10-Q, dated August 2, 2007.

(1)

Consists of Common Stock held by Quadrangle NTELOS Holdings II LP.

(2)

Excludes Common Stock held by the CVC Entities and the QCP Funds.   See Item 4 of this Schedule 13D for a description of the Shareholders Agreement.  The Reporting Persons may be deemed to collectively beneficially own 19.1% of the Common Stock, and the Reporting Persons and the CVC Entities may be deemed to collectively beneficially own 26.9% of the Common Stock.

CUSIP No. 67020Q107
1.	Name of Reporting Person
Quadrangle NTELOS GP LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[X]
3.	SEC Use Only
4.	Source of Funds (See Instructions) NA
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization Delaware
Number of Shares Bene-ficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 2,256,600 (1)(2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 2,256,600 (1)(2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,256,600 (1)(2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [X]
13.	Percent of Class Represented by Amount in Row (11) 5.4%*
14.	Type of Reporting Person (See Instructions) OO

  * Based on 42,019,476 shares of Common Stock outstanding as of July 31, 2007, as disclosed in the Issuer’s last Quarterly Report on Form 10-Q, dated August 2, 2007.

(1)

Consists of Common Stock held by Quadrangle NTELOS Holdings II LP.

(2)

Excludes Common Stock held by the CVC Entities and the QCP Funds.   See Item 4 of this Schedule 13D for a description of the Shareholders Agreement.  The Reporting Persons may be deemed to collectively beneficially own 19.1% of the Common Stock, and the Reporting Persons and the CVC Entities may be deemed to collectively beneficially own 26.9% of the Common Stock.

CUSIP No. 67020Q107
1.	Name of Reporting Person
Quadrangle NTELOS Holdings II LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[X]
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization Delaware
Number of Shares Bene-ficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 2,256,600 (1)(2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 2,256,600 (1)(2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,256,600 (1)(2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [X]
13.	Percent of Class Represented by Amount in Row (11) 5.4%*
14.	Type of Reporting Person (See Instructions) PN

* Based on 42,019,476 shares of Common Stock outstanding as of July 31, 2007, as disclosed in the Issuer’s last Quarterly Report on Form 10-Q, dated August 2, 2007.

(1)

Consists of Common Stock held by Quadrangle NTELOS Holdings II LP.

(2)

Excludes Common Stock held by the CVC Entities and the QCP Funds.   See Item 4 of this Schedule 13D for a description of the Shareholders Agreement.  The Reporting Persons may be deemed to collectively beneficially own 19.1% of the Common Stock, and the Reporting Persons and the CVC Entities may be deemed to collectively beneficially own 26.9% of the Common Stock.

This statement on Schedule 13D (this “Statement”) relates to shares of common stock, par value $0.01 per share (“Common Stock”), of NTELOS Holdings Corp. (the “Issuer”).  Certain of the shares of Common Stock reported herein were previously reported on a statement on Schedule 13G filed by certain of the Reporting Persons (as defined herein) on February 14, 2007.

Item 1.

Security and Issuer

This Statement relates to shares of Common Stock of the Issuer.  The principal executive offices of the Issuer are located at 401 Spring Lane, Suite 300, P.O. Box 1990, Waynesboro, VA 22980.  Information given in response to each item herein shall be deemed to be incorporated by reference in all other items herein, as applicable.

Item 2.

Identity and Background

(a)

This Statement is being filed jointly by Quadrangle GP Investors LLC, Quadrangle GP Investors LP, Quadrangle Capital Partners LP, Quadrangle Select Partners LP, Quadrangle Capital Partners-A LP, QCP GP Investors II LLC, Quadrangle GP Investors II LP, Quadrangle (AIV2) Capital Partners II LP, Quadrangle (AIV2) Select Partners II LP, Quadrangle Capital Partners II-A LP, Quadrangle NTELOS GP LLC and Quadrangle NTELOS Holdings II LP (collectively, the “Reporting Persons”).

Quadrangle GP Investors LLC is the general partner of Quadrangle GP Investors LP, which is the general partner of each of Quadrangle Capital Partners LP, Quadrangle Select Partners LP, Quadrangle Capital Partners-A LP (collectively, the “QCP Funds”).

QCP GP Investors II LLC is the general partner of Quadrangle GP Investors II LP, which is the general partner of each of Quadrangle (AIV2) Capital Partners II LP, Quadrangle (AIV2) Select Partners II LP and Quadrangle Capital Partners II-A LP (collectively, the “QCP II Funds”).  The QCP II Funds are managing members of Quadrangle NTELOS GP LLC, which is the general partner of Quadrangle NTELOS Holdings II LP.

The managing members who control each of Quadrangle GP Investors LLC and QCP GP Investors II LLC are Steven Rattner, Peter Ezersky, Gordon Holmes, Michael Huber, Jeffrey Nordhaus, Daniel Rosensweig, Edward Sippel and Joshua Steiner (collectively, the “Managing Members”).

(b)

The address of the principal business of each of the Reporting Persons and each of the Managing Members is 375 Park Avenue, 14th Floor, New York, New York, 10152.

(c)

The principal business of each of the Reporting Persons and each of the Managing Members is to invest in securities.

(d)-(e)

During the last five years, none of the Reporting Persons or, to the knowledge of the Reporting Persons, any of the Managing Members, hereto has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding before a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)

Each of the Reporting Persons is organized under the laws of the State of Delaware.  Mr. Holmes is a citizen of Ireland, and each of the remaining Managing Members is a citizen of the United States.

Item 3.

Source and Amount of Funds or Other Consideration

The shares of Common Stock currently held by the QCP Funds were obtained upon the conversion of securities of the Issuer purchased pursuant to a two-step buyout transaction in January and May of 2005.  The shares of Common Stock held by Quadrangle NTELOS Holdings II LP were purchased pursuant to the Stock Purchase Agreement, dated as of September 25, 2007, a copy of which is attached as Exhibit 2 to this Statement and is incorporated herein by reference (the “Purchase Agreement”).  The aggregate purchase price for the 2,256,600 shares of Common Stock held by Quadrangle NTELOS Holdings II LP was $59,799,900.  The funds required for the payment of the purchase price were obtained from the working capital of the Reporting Persons.  Pursuant to an Assignment and Assumption Agreement, dated as of October 1, 2007, a copy of which is attached as Exhibit 3 to this Statement and is incorporated herein by reference (the “Assignment and Assumption Agreement”), the QCP II Funds assigned all of their rights, liabilities and obligations under the Purchase Agreement to Quadrangle NTELOS Holdings II LP.

Item 4.

Purpose of Transaction

In accordance with the Purchase Agreement, subject to certain regulatory contingencies, Quadrangle NTELOS Holdings II LP will purchase an additional 3,271,622 shares of Common Stock.  In addition, the Reporting Persons are subject to the Amended and Restated Shareholders Agreement, dated as of February 13, 2006, a copy of which is attached as Exhibit 4 to this Statement and is incorporated herein by reference (the “Shareholders Agreement”), by and among the Issuer, certain other shareholders of the Issuer, the QCP Funds and, pursuant to a joinder agreement, dated as of October 1, 2007, a copy of which is attached as Exhibit 5 to this Statement and is incorporated by reference herein (the “Joinder Agreement”), Quadrangle NTELOS Holdings II LP.  The Shareholders Agreement contains provisions relating to board composition, transfer restrictions and other matters.  Pursuant to the Shareholders Agreement, the shareholders party thereto agree to vote all shares of Common Stock held by them to elect individuals designated by various shareholders, including the Reporting Persons, to the Board of Directors of the Issuer.  Each of the parties to the Shareholders Agreement also agrees to restrictions on transfers of shares of Common Stock, subject to certain exceptions such as transfers pursuant to an effective registration statement.

Pursuant to the Shareholders Agreement, the Reporting Persons currently have the right to appoint two directors to the Board of Directors of the Issuer.  The Reporting Persons have designated Michael Huber, who currently serves as a director of the Issuer, to fill one of these positions.  As a director of the Issuer, Mr. Huber may have influence over the corporate activities of the Issuer, including activities that may relate to transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.  In accordance with their rights under the Shareholders Agreement, the Reporting Persons presently intend to designate one additional director to the Board of Directors of the Issuer.

The Reporting Persons intend to review from time to time their investment in the Issuer.  Depending on their review and evaluation of the business, financial position, capital requirements and prospects of the Issuer and the price level of Common Stock, or such other factors as they may deem relevant (including general economic, market and industry conditions and prospects), and subject to the restriction set forth in the Shareholders Agreement, the Reporting Persons may, among other actions, (a) acquire additional shares of Common Stock, pursuant to preemptive rights, on the open market, on a privately negotiated basis or otherwise, (b) sell all or any part of the shares of Common Stock held by them pursuant to Rule 144 under the Securities Act of 1933, in privately negotiated transactions, in sales registered or exempt from registration under the Securities Act of 1933 or otherwise, (c) distribute shares of Common Stock to various of their partners or members, or (d) engage in any combination of the foregoing or other alternative courses of action, in each case subject to the Shareholders Agreement.  Subject to the Shareholders Agreement, the Reporting Persons may enter into derivative transactions or hedging transactions with respect to the shares of Common Stock held by them.  Any open market or privately negotiated purchases, sales, distributions or other transactions by the Reporting Persons may be made at any time without additional prior notice, subject to the terms of the Shareholders Agreement.  Any alternative that the Reporting Persons may pursue will depend upon a variety of factors, including without limitation current and anticipated future trading prices of Common Stock, the financial condition, results of operations and prospects of the Issuer and the Reporting Persons and general economic, financial market and industry conditions, other investment and business opportunities available to the Reporting Persons, general stock market and economic conditions, tax considerations and other factors.

Other than as described in this Statement, the Reporting Persons do not have any present plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D; provided, that the Reporting Persons may, at any time, review or reconsider their position with respect to the Issuer and reserve the right to develop such plans or proposals.

Item 5.

Interest in Securities of the Issuer

(a)

As of the date hereof, (i) Quadrangle Capital Partners LP holds 4,023,696 shares of Common Stock, or approximately 9.6% of the outstanding Common Stock; (ii) Quadrangle Select Partners LP holds 219,857 shares of Common Stock, or approximately 0.5% of the outstanding Common Stock; (iii) Quadrangle Capital Partners-A LP holds 1,534,327 shares of Common Stock, or approximately 3.7% of the outstanding Common Stock; and (iv) Quadrangle NTELOS Holdings II LP holds 2,526,600 shares of Common Stock, or approximately 5.4% of the outstanding Common Stock.  Each of Quadrangle GP Investors LP, as the general partner of each of the Quadrangle Funds, and Quadrangle GP Investors LLC, as the general partner of Quadrangle GP Investors LP, may be deemed to beneficially own the aggregate 5,777,880 shares of Common Stock held by the QCP Funds, or approximately 13.8% of the outstanding Common Stock.  Each of Quadrangle NTELOS GP LLC, as the general partner Quadrangle NTELOS Holdings II LP; the QCP II Funds, as the managing members of Quadrangle NTELOS GP LLC; Quadrangle GP Investors II LP, as the general partner of each of the QCP II Funds; and QCP GP Investors II LLC, as the general partner of Quadrangle GP Investors II LP, may be deemed to beneficially own the 2,256,600 shares of Common Stock held by Quadrangle NTELOS Holdings II LP, or approximately 5.4% of the outstanding Common Stock.

As a result of the Shareholders Agreement, the Reporting Persons  may be deemed to collectively beneficially own 8,034,480 shares of Common Stock, or approximately 19.1% of the outstanding Common Stock, and the Reporting Persons and Citigroup Venture Capital Equity Partners, L.P., CVC/SSB Employee Fund, L.P. and CVC Executive Fund LLC (collectively, the “CVC Entities”) may be deemed to collectively beneficially own 11,306,102 shares of Common Stock, or approximately 26.9% of the outstanding Common Stock.

Each of the Reporting Persons expressly disclaims beneficial ownership of any shares of Common Stock not held directly by such Reporting Person and expressly disclaims beneficial ownership of any shares of Common Stock held by the CVC Entities.

Mr. Rattner serves as trustee of a charitable organization that holds 9,503 shares of Common Stock, and Mr. Ezersky serves as trustee of a charitable organization that holds 3,000 shares of Common Stock.

 (b)

See rows 7-10 of each cover page for information regarding the power to vote or direct the vote and the power to dispose or direct the disposition of shares of Common Stock by the Reporting Persons.

(c)

On August 17, 2007, the QCP Funds distributed for no consideration 160,000 shares of Common Stock to Quadrangle GP Investors LP, which is the general partner of each of the QCP Funds.  Immediately thereafter, Quadrangle GP Investors LP further distributed for no consideration such shares of Common Stock to Quadrangle GP Investors LLC, its general partner.  Thereafter, Quadrangle GP Investors LLC distributed for no consideration such shares of Common Stock to its members.

Except as set forth in this Statement, none of the Reporting Persons or, to the knowledge of the Reporting Persons, any of the Managing Members, has engaged in any transaction during the past 60 days in any shares of Common Stock.

(d)

No person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the Common Stock to which this Statement relates.

(e)

Not Applicable.

Item 6.

Contracts, Arrangements or Understandings with Respect to Securities of the Issuer

Except as set forth in this Statement, to the knowledge of the Reporting Persons, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons and any other person with respect to the securities of the Issuer, including but not limited to transfer or voting of any of the securities of the Issuer, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting power over the securities of the Issuer.

As further described in Items 3 and 4 hereof, certain of the Reporting Persons are party to the Purchase Agreement, a copy of which is attached as Exhibit 2 to this Statement.  As further described in Item 3 hereof, certain of the Reporting Persons are party to the Assignment and Assumption Agreement, a copy of which is attached as Exhibit 3 to this Statement.  As further described in Item 4 hereof, certain of the Reporting Persons are party to the Shareholders Agreement, a copy of which is attached as Exhibit 4 to this Statement.  As further described in Item 4 hereof, certain of the Reporting Persons are party to the Joinder Agreement, a copy of which is attached as Exhibit 5 to this Statement.

The descriptions herein of the Purchase Agreement, the Assignment and Assumption Agreement, the Shareholders Agreement and the Joinder Agreement do not purport to be complete and are qualified in their entirety by reference to such agreements.

Item 7.

Material to be Filed as Exhibits

1.

Joint Filing Agreement, dated as of October 5, 2007.

2.

Stock Purchase Agreement, dated as of September 25, 2007.

3.

Assignment and Assumption Agreement, dated as of October 1, 2007.

4.

Amended and Restated Shareholders Agreement, dated as of February 13, 2006 .

5.

Joinder Agreement, dated as of October 1, 2007.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

October 5, 2007

QUADRANGLE GP INVESTORS LLC

By:

/s/ Michael Huber

Michael Huber, Managing Member

QUADRANGLE GP INVESTORS LP

By:

Quadrangle GP Investors LLC, as General Partner

By:

/s/ Michael Huber

Michael Huber, Managing Member

QUADRANGLE CAPITAL PARTNERS LP

By:

Quadrangle GP Investors LP, as General Partner

By:

Quadrangle GP Investors LLC, as General Partner

By:

/s/ Michael Huber

Michael Huber, Managing Member

QUADRANGLE SELECT PARTNERS LP

By:

Quadrangle GP Investors LP, as General Partner

By:

Quadrangle GP Investors LLC, as General Partner

By:

/s/ Michael Huber

Michael Huber, Managing Member

QUADRANGLE CAPITAL PARTNERS-A LP

By:

Quadrangle GP Investors LP, as General Partner

By:

Quadrangle GP Investors LLC, as General Partner

By:

/s/ Michael Huber

Michael Huber, Managing Member

QCP GP INVESTORS II LLC

By:

/s/ Michael Huber

Michael Huber, Managing Member

QUADRANGLE GP INVESTORS II LP

By:

QCP GP Investors II LLC, as General Partner

By:

/s/ Michael Huber

Michael Huber, Managing Member

QUADRANGLE (AIV2) CAPITAL PARTNERS II LP

By:

Quadrangle GP Investors II LP, as General Partner

By:

QCP GP Investors II LLC, as General Partner

By:

/s/ Michael Huber

Michael Huber, Managing Member

QUADRANGLE (AIV2) SELECT PARTNERS II LP

By:

Quadrangle GP Investors II LP, as General Partner

By:

QCP GP Investors II LLC, as General Partner

By:

/s/ Michael Huber

Michael Huber, Managing Member

QUADRANGLE CAPITAL PARTNERS II-A LP

By:

Quadrangle GP Investors II LP, as General Partner

By:

QCP GP Investors II LLC, as General Partner

By:

/s/ Michael Huber

Michael Huber, Managing Member

QUADRANGLE NTELOS GP LLC

By:

Quadrangle (AIV2) Capital Partners II LP, as Managing Member

By:

Quadrangle GP Investors II LP, as General Partner

By:

QCP GP Investors II LLC, as General Partner

By:

/s/ Michael Huber

Michael Huber, Managing Member

QUADRANGLE NTELOS HOLDINGS II LP

By:

Quadrangle NTELOS GP LLC, as General Partner

By:

Quadrangle (AIV2) Capital Partners II LP, as Managing Member

By:

Quadrangle GP Investors II LP, as General Partner

By:

QCP GP Investors II LLC, as General Partner

By:

/s/ Michael Huber

Michael Huber, Managing Member

EXHIBIT 1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a statement on Schedule 13D (including any and all amendments thereto) with respect to the Common Stock, par value $0.01 per share, of NTELOS Holdings Corp., a Delaware corporation, and further agree that this joint filing agreement shall be included as an exhibit to such joint filings.

The undersigned further agree that each party hereto is responsible for the timely filing of such statement on Schedule 13D (including any and all amendments thereto), and for the accuracy and completeness of the information concerning such party contained therein, except that no party is responsible for the accuracy or completeness of the information concerning any other party, unless such party knows or has reason to believe that such information is inaccurate or incomplete.

This joint filing agreement may be executed in two or more counterparts, each of which shall be deemed an original instrument, but all such counterparts shall together constitute for all purposes one and the same instrument.

IN WITNESS WHEREOF, the undersigned have executed this joint filing agreement as of October 5, 2007.

QUADRANGLE GP INVESTORS LLC

By:  /s/ Michael Huber

Michael Huber, Managing Member

QUADRANGLE GP INVESTORS LP

By:  Quadrangle GP Investors LLC, as General Partner

By:  /s/ Michael Huber

Michael Huber, Managing Member

QUADRANGLE CAPITAL PARTNERS LP

By:  Quadrangle GP Investors LP, as General Partner

By:  Quadrangle GP Investors LLC, as General Partner

By:

/s/ Michael Huber

Michael Huber, Managing Member

QUADRANGLE SELECT PARTNERS LP

By:  Quadrangle GP Investors LP, as General Partner

By:  Quadrangle GP Investors LLC, as General Partner

By:

/s/ Michael Huber

Michael Huber, Managing Member

QUADRANGLE CAPITAL PARTNERS-A LP

By:  Quadrangle GP Investors LP, as General Partner

By:  Quadrangle GP Investors LLC, as General Partner

By:  /s/ Michael Huber

Michael Huber, Managing Member

QCP GP INVESTORS II LLC

By:  /s/ Michael Huber

Michael Huber, Managing Member

QUADRANGLE GP INVESTORS II LP

By:  QCP GP Investors II LLC, as General Partner

By:  /s/ Michael Huber

Michael Huber, Managing Member

QUADRANGLE (AIV2) CAPITAL PARTNERS II LP

By:  Quadrangle GP Investors II LP, as General Partner

By:  QCP GP Investors II LLC, as General Partner

By:  /s/ Michael Huber

Michael Huber, Managing Member

QUADRANGLE (AIV2) SELECT PARTNERS II LP

By:  Quadrangle GP Investors II LP, as General Partner

By:  QCP GP Investors II LLC, as General Partner

By:  /s/ Michael Huber

Michael Huber, Managing Member

QUADRANGLE CAPITAL PARTNERS II-A LP

By:  Quadrangle GP Investors II LP, as General Partner

By:  QCP GP Investors II LLC, as General Partner

By:  /s/ Michael Huber

Michael Huber, Managing Member

QUADRANGLE NTELOS GP LLC

By:  Quadrangle (AIV2) Capital Partners II LP, as

Managing Member

By:  Quadrangle GP Investors II LP, as General Partner

By:  QCP GP Investors II LLC, as General Partner

By:  /s/ Michael Huber

Michael Huber, Managing Member

QUADRANGLE NTELOS HOLDINGS II LP

By:  Quadrangle NTELOS GP LLC, as General Partner

By:  Quadrangle (AIV2) Capital Partners II LP, as

Managing Member

By:  Quadrangle GP Investors II LP, as General Partner

By:  QCP GP Investors II LLC, as General Partner

By:  /s/ Michael Huber

Michael Huber, Managing Member